

SE

16014026

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
416

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 41204 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **STURDIVANT & CO., INC.**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3000 Atrium Way, Suite 520
(No. and Street)

| Mt. Laurel | New Jersey | 08054 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harvey de Krafft (856) 751-1331
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

| One Logan Square, 130 N. 18th St., Ste. 3000 | Philadelphia | PA | 19103 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

## OATH OR AFFIRMATION

I, Harvey de Krafft, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sturdivant & Co., Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Terry A Dorsey - Williams
Notary Public
New Jersey
My Commission Expires 7-12-16
NO. 2074116

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit..

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- ☐ (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report for Year Ended December 31, 2015.
- ☐ (p) Reconciliation of computation of net capital under Rule 17a-5(d) (4) of the SEC.

# STURDIVANT & CO.



A COMMITMENT TO VALUE AND QUALITY

# STURDIVANT & CO.

Statement of
Financial Condition

December 31, 2015

Public
Document

3000 ATRIUM WAY, SUITE 520 • MT. LAUREL, NEW JERSEY 08054
TEL. 856.751.1331 • FAX 856.751.1141

**STURDIVANT & CO., INC.**

**Contents**



EisnerAmper LLP
One Logan Square, Suite 3000
130 North 18th Street
Philadelphia, PA 19103-2757
T 215.881.8800
F 215.881.8801

www.eisneramper.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Shareholder of
Sturdivant & Co., Inc.

We have audited the accompanying statement of financial condition of Sturdivant & Co., Inc. (the "Company") as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sturdivant & Co., Inc. as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

Philadelphia, Pennsylvania
February 25, 2016

STURDIVANT & CO., INC.

**Statement of Financial Condition**
**December 31, 2015**

| | | |
|---|---|---|
| **ASSETS** | | |
| **Cash and cash equivalents** | | $ 29,473 |
| **Clearing deposit** | | 150,975 |
| **Receivables from clearing broker** | | 47,318 |
| **Receivables from an affiliate** | | 12,400 |
| **Prepaid expenses and other assets** | | 10,661 |
| **Loans receivable from parent company** | | 147,098 |
| **Property and equipment,** net of accumulated depreciation | | 21,500 |
| **TOTAL ASSETS** | | $ 419,425 |
| **LIABILITIES** | | |
| **Note payable** | | $ 13,998 |
| **Accounts payable and accrued expenses** | | 50,733 |
| **Total liabilities** | | 64,731 |
| **Commitments and contingencies** | | |
| **STOCKHOLDER'S EQUITY** | | |
| **Common stock, no par value:** | | |
| Authorized | 1,000 shares | |
| Issued | 594.22 shares | |
| Outstanding | 534.86 shares | 99,361 |
| **Additional paid-in capital** | | 2,770,877 |
| **Deficit** | | (865,544) |
| | | 2,004,694 |
| **Less treasury stock, at cost** | 59.36 shares | (1,650,000) |
| **Total stockholder's equity** | | 354,694 |
| | | $ 419,425 |

*See notes to financial statements*

## NOTE A - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### [1] Organization and business:

Sturdivant & Co., Inc. (the "Company") is a registered broker/dealer clearing all of its customer transactions through correspondent brokers on a fully disclosed basis. In addition, the Company operates under the provisions of Paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission ("SEC") and, accordingly, is exempt from the remaining provisions of that rule. The Company has offices located in Mt. Laurel, New Jersey and Baltimore, Maryland.

The Company is a wholly-owned subsidiary of S&D Financial Holdings, LLC ("S&D"). S&D is owned by three partners. Two of those three are officers of the Company and the third is a LLC owned by certain of the Company's officers and employees.

### [2] Basis of presentation:

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

### [3] Cash and cash equivalents:

Cash and cash equivalents consist of highly liquid investments with maturities of ninety days or less when purchased.

### [4] Receivables and related party transaction:

Receivables from clearing broker represents the net commissions receivable earned as an introducing broker for the Company's customers' transactions. As of December 31, 2015, this receivable is due from one clearing broker.

The Company provided management services during the year ended December 31, 2015 to an affiliate. Receivables from an affiliate on the accompanying statement of financial condition includes $12,400 from the affiliate as of December 31, 2015.

### [5] Property and equipment:

Property and equipment is stated at cost net of accumulated depreciation. Significant additions or improvements extending the asset lives are capitalized; normal maintenance and repair costs are expensed as incurred. The Company provides for depreciation as follows:

| Asset | Estimated Useful Life | Method |
|---|---|---|
| Furniture and Fixtures | 5 Years | Straight - Line Method |
| Computer Equipment | 5 Years | Straight - Line Method |

### [6] Revenue recognition:

Commissions and clearing expenses are recorded on a trade-date basis as securities transactions occur. Management Service fees are recorded as earned based on contractual arrangements.

## NOTE A - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

**[7] Use of estimates:**

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

**[8] Income taxes:**

The Company is a corporation under the Internal Revenue Code. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

U.S. GAAP requires companies to account for income taxes by prescribing a minimum probability threshold that an uncertain tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Management believes that there are no uncertain tax positions. The Company recognizes accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision. There was no income tax related interest and penalties record for the year ended December 31, 2015.

**[9] Treasury stock:**

Treasury stock is accounted for under the cost method. Under the cost method, the gross cost of the shares reacquired is charged to treasury stock in the statement of financial condition.

## NOTE B - PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2015 is as follows:

| | |
|---|---|
| Furniture and fixtures | $212,808 |
| Computer equipment | 105,085 |
| | 317,893 |
| Less accumulated depreciation | 296,393 |
| | $21,500 |

## NOTE C - NOTE PAYABLE AND SUBSEQUENT EVENT

The Company entered into a modified loan agreement with its bank during 2011 that converted an existing $250,000 line-of-credit into a term loan. The line-of-credit had a balance of $105,000 when it was converted to a term note. Effective March 2011, payments of $866 were due monthly and included interest at 6.0%. In February 2013, the term loan was amended to increase the interest rate to 7.0% and to provide for repayment in monthly payments of $2,991 commencing on March 15, 2013. Principal borrowings outstanding on this note payable were $13,998 as of December 31, 2015. On February 16, 2016, the maturity date of the note was extended to May 15, 2016. The bank has a security interest in all of the Company's deposit accounts and investment property with the bank. The note is guaranteed by S&D and its members.

## NOTE D - COMMITMENTS AND CONTINGENCIES AND RELATED PARTY TRANSACTIONS

The Company has a clearance agreement with one clearing broker. Pursuant to the agreement, the Company is required to maintain a minimum net capital of $100,000. The Company has a clearing deposit of $150,975 with this broker as of December 31, 2015 pursuant to the agreement.

In the normal course of business, the Company enters into underwriting commitments. As of December 31, 2015, there were no open underwriting commitments.

The Company's operations are headquarted in Mt. Laurel, New Jersey. The Company has a shared space and services agreement with its parent company, S&D. This agreement expired on December 31, 2015 and was renewed through December 31, 2016. The Agreement has one remaining one-year renewal option.

The Company maintains an office in Baltimore, Maryland and has entered into a lease agreement for that space. This agreement renews on a month-to-month basis.

## NOTE E - PROFIT-SHARING PLAN

Employees of the Company may participate in a profit-sharing plan, which is intended to qualify under Section 401(k) of the Internal Revenue Code. The plan covers substantially all of the Company's employees who meet certain eligibility requirements. Matching contributions by the Company to the plan can be made at the discretion of the Board of Directors. In addition, the plan has a profit-sharing feature, contributions to which are also at the discretion of the Board of Directors.

## NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2015, the Company had net capital of $163,035 which was $63,035 in excess of its required net capital. The Company's net capital ratio was 0.40 to 1 as of December 31, 2015.

## NOTE G - OFF BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

As a nonclearing broker, the Company has its customers' transactions cleared through another broker/dealer pursuant to a clearance agreement. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk and potential loss.

At times, the Company may maintain a cash balance with a bank in excess of the FDIC insurance limit.

## NOTE H - RELATED PARTY TRANSACTIONS

The total amount receivable from S&D at December 31, 2015 is $147,098. Effective December 2013, S&D executed a promissory note with the Company to repay the amount owed in monthly installments of $500 of principal and interest, with the remaining balance due in a balloon payment on September 1, 2023. The note receivable accrues interest of 1% per year and is personally guaranteed by the members of S&D.

## NOTE I - INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, if any, plus deferred income taxes which include the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. Accounting principles generally accepted in the United States of America allow the recognition of deferred tax assets related to the anticipated benefit of net operating loss carryforwards, subject to certain valuation allowance adjustments.

As of December 31, 2015, the Company has approximately $744,500 of federal net operating losses and approximately $641,000 of state net operating losses available for carryforward to future years. The carryforwards begin to expire at various dates through December 31, 2023.

A deferred tax asset of $156,345 as of December 31, 2015 has been recorded to include the tax effect of the federal and state net operating loss carryforwards for tax and financial accounting purposes. A valuation allowance of $156,345 has also been recorded in connection with this asset as the Company is uncertain as to the realization of any of the tax asset.

The deferred tax asset in the accompanying statement of financial condition consists of the following components as of December 31, 2015:

| | |
|---|---|
| Net operating loss carry forwards | $156,345 |
| Valuation allowance | (156,345) |

Sturdivant & Co., Inc.

3000 Atrium Way, Suite 520

Mount Laurel, NJ 08054





2/26/16

SEC Headquarters

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Please find enclosed two copies of our Annual Audited Report for December 31, 2015.
(Confidential and Public)

If there are any questions, please do not hesitate to call us at 856-751-1331 ext. 112.

Regards,

Harvey R. de Krafft

Harvey R. de Krafft

Managing Director

3000 ATRIUM WAY, SUITE 520 • MT. LAUREL, NEW JERSEY 08054
TEL. 856.751.1331 • FAX 856.751.1141